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Create content, the right way.

Brad Curtis · 3rd

VP of Global Sales & Strategic Accounts at eZdia Inc.

Novato, California, United States · 500+ connections ·

Contact info

eZdia

California Polytechn
University-San Luis

Featured

Troubled Boy
Spotify

Brad Curtis Project · Album · 2015 · 8 songs.

Continental
Divide

Continental Divide
Spotify

Brad Curtis Project · Album · 2018 · 14 songs.

Brac

Visu
work

Experience



VP of Global Sales & Strategic Accounts

eZdia

Jan 2013 – Present · 7 yrs 11 mos

SF Bay Area

eZdia uses its own software technology and services to create high-quality, SEO focused content for the world's leading brands. Category and product descriptions, image optimization articles, blog posts, buyer's guides, translations, moderation, how-to manuals and a content platform to source, create, publish and amplify optimized content anywhere it needs to live.

A key member of the executive team, involved in every aspect of building eZdia into one of world's leading content development platforms and services.

...see mor



eZdia | Quality Content @ Scale

Strategic Named Accounts

MyBuys

Dec 2011 – Mar 2013 · 1 yr 4 mos

San Mateo, California

MyBuys is the leading provider of web, mobile, email and display ad personalization technologies, serving over 400 customers and nearly 25% of the IR 500.

SVP of Sales & Marketing

Kalio

Feb 2011 – Dec 2011 · 11 mos

Cupertino

I came to D.M. inSite to help position and sell its new SaaS model ecommerce platform. I took over marketing, led the identity change to Kalio, launched mobile and social ecommerce products while also closing business to grow the company.



Director of Worldwide Sales

Magento Commerce

Jan 2010 – Feb 2011 · 1 yr 2 mos

Los Angeles, CA

The fastest growing ecommerce software and services solution on the planet! #1 in sales until its purchase by eBay.

Partner / Business Development

90,000 Feet

Nov 2008 – Jan 2010 · 1 yr 3 mos

We worked with brands, agencies, studios and networks to create AND produce short and long-form entertainment programming designed to engage viewers and deliver relevant marketing across webisode, TV, social networks, gaming, mobile... On any screen at any time!

Show 3 more experiences ⌄

Education



California Polytechnic State University-San Luis Obispo
BA, Journalism
1984 – 1987
Activities and Societies: Cal Poly Shorin Ryu Karate Do Licensed Pilot

Los Altos Highschool
HS degree Linkedin? Yes, puberty, general indoctrination, Field of Study in Highschool? waiting for reality and focus!
1978 – 1982

MEDDIC Academy
Introduction to MEDDIC



